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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3

                                (RULE 13e-100)

                 TRANSACTION STATEMENT UNDER SECTION 13(e) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 13e-3 THEREUNDER

                       RULE 13e-3 TRANSACTION STATEMENT
          UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934


                       (Amendment No. 3--Final Amendment)

                              PAMECO CORPORATION
                              ------------------
                             (Name of the Issuer)

                              PAMECO CORPORATION

                           LITTLEJOHN FUND II, L.P.
                       LITTLEJOHN ASSOCIATES II, L.L.C.
                           ANGUS C. LITTLEJOHN, JR.
                         QUILVEST AMERICAN EQUITY LTD.
                         -----------------------------
                      (Name of Persons Filing Statement)

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   697934107
                                   ---------
                     (CUSIP Number of Class of Securities)

        Angus C. Littlejohn, Jr.        James D. Epstein, Esq.
        Littlejohn & Co., L.L.C.        Elam M. Hitchner, III, Esq.
        115 East Putnam Avenue          Pepper Hamilton LLP
        Greenwich, CT 06830             3000 Two Logan Square
        (203) 552-3500                  Eighteenth and Arch Streets
                                        Philadelphia, Pennsylvania 19103
                                        (215) 981-4000
        -----------------------------------------------------------------
               (Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications
                    on Behalf of Persons Filing Statement)
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This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [_] The filing of a registration statement under the Securities Act of 1933.

c.   [_]  A tender offer.

d.   [_]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]


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THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

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     This Amendment No.3 (this "Final Amendment") is being filed as the Final
Amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3 first filed on March 16, 2001, as amended (the "Schedule 13E-3") and relates to the Agreement and Plan of Merger dated as of March 6, 2001 (the "Merger Agreement") between Pameco Corporation, a Delaware corporation ("Pameco," the "Issuer" or the "Company"), and Pameco Acquisition, Inc., a Delaware corporation ("Pameco Acquisition"). The persons filing this Final Amendment are Pameco, Littlejohn Fund II, L.P., a Delaware limited partnership ("Littlejohn"), Littlejohn Associates II, L.L.C., a Delaware limited liability company and the general partner of Littlejohn ("LJ Associates"), Angus C. Littlejohn, Jr., the manager of LJ Associates ("Mr. Littlejohn"), and Quilvest American Equity Ltd., a British Virgin Islands international business company ("Quilvest"). Pameco Acquisition, which was a party to the Merger Agreement, is not a filing party of this Final Amendment because it was merged into the Company as a result of the Merger Agreement. All information set forth below should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3.

    On May 29, 2001, the Company's stockholders approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, pursuant to which Pameco Acquisition was merged (the "Merger") into the Company.

    On May 29, 2001, the Merger became effective when the Company filed a certificate of merger with the Secretary of State of the State of Delaware.

      In the Merger, (a) each outstanding share of common stock, par value $0.01 per share (the "Common Stock"), of the Company was cancelled and converted into the right to receive $0.45 in cash (except for (i) any shares held by a holder who had taken all actions required to perfect such holder's appraisal rights under Delaware law, (ii) any shares held by the Company as treasury shares,
(iii) any shares held by Pameco Acquisition and (iv) any shares held by any subsidiary of the Company, which shares in the cases of (ii) - (iv) were canceled and retired); (b) each outstanding share of common stock, par value $0.01 per share, of Pameco Acquisition ("Pameco Acquisition Common Stock") was cancelled and converted into that number of shares of common stock, par value $0.01 per share, of the Surviving Corporation equal to the nearest higher whole number to the quotient of (x) the number of shares of Common Stock outstanding at the effective time, divided by (y) 10; and (c) each outstanding share of Series A Cumulative Pay-in-Kind Preferred Stock, par value $1.00 per share, of the Company ("Series A Preferred Stock"), Series B Cumulative Pay-in-Kind Convertible Preferred Stock, par value $1.00 per share, of the Company ("Series B Preferred Stock"), and Series C Cumulative Pay-in-Kind Convertible Preferred Stock, par value $1.00 per share, of the Company ("Series C Preferred Stock," and together with the Series A Preferred Stock and the Series B Preferred Stock, the "Preferred Stock"), remains outstanding and was not exchanged, cancelled or modified in the Merger.



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     On May 29, 2001, the Company issued a press release announcing the consummation of the Merger.

     The safe harbor provided by Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 is not available for any "forward-looking statements" made in connection with the Merger.

     On May 29, 2001, the Comapny filed a certification on Form 15 pursuant to Rules 12g-4 and 12h-3 promulgated under the Exchange Act, to provide notice of termination of registration of the Common Stock and the associated preferred share purchase rights, and to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act.


Item 16.  Exhibits
          --------

   (a)(5) Press Release of Pameco Corporation, dated May 29, 2001 (incorporated herein by reference to Pameco's Report on Form 8-K dated May 29, 2001).

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                                   SIGNATURES
                                   ----------

     After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                      PAMECO CORPORATION

                                      By: /s/ Dixon R. Walker
                                          ----------------------------

                                      Name:  Dixon R. Walker
                                      Title: President and Chief Executive
                                             Officer



                                      LITTLEJOHN FUND II, L.P.
                                      By: Littlejohn Associates II, L.L.C.,
                                          General Partner

                                      By: /s/ Angus C. Littlejohn, Jr.
                                          ----------------------------

                                      Name:  Angus C. Littlejohn, Jr.
                                      Title: Manager

                                      LITTLEJOHN ASSOCIATES II, L.L.C.

                                      By: /s/ Angus C. Littlejohn, Jr.
                                          ----------------------------

                                      Name:   Angus C. Littlejohn, Jr.
                                      Title:  Manager

                                      /s/ Angus C. Littlejohn, Jr.
                                      ----------------------------
                                      Angus C. Littlejohn, Jr.

                                      QUILVEST AMERICAN EQUITY LTD.

                                      By: /s/ Willem F. P. de Vogel
                                          -------------------------

                                      Name:   Willem F. P. de Vogel

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                                        Title:  Attorney-in-Fact


Date: May 29, 2001

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                                 EXHIBIT INDEX
                                 -------------


Exhibit Number         Description
--------------         -----------
(a) (5)                Press Release of Pameco Corporation, dated May 29, 2001
                       (incorporated herein by reference to Pameco's Report on Form 8-K dated May 29, 2001).